Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a description of the general terms, provisions and rights of our common stock, par value $0.10 per share (the “Common Stock”) and related provisions of the Company’s certificate of incorporation (the “Certificate of Incorporation”) and by-laws (the “By-laws”) and applicable New York law. This description is qualified in its entirety by, and should be read in conjunction with, the Certificate of Incorporation, the By-laws and applicable New York law. Throughout this exhibit, references to the “Company,” “we,” “our,” and “us” refer to Rand Capital Corporation.

Authorized Shares

We have the authority to issue an aggregate of 100,000,000 shares of Common Stock and 500,000 shares of preferred stock, par value $10.00 per share (“Preferred Stock”). As of March 6, 2020, there were 15,196,367 shares of our Common Stock issued and 14,655,321 shares of our Common Stock outstanding and there were no issued or outstanding shares of Preferred Stock. All shares of outstanding Common Stock are fully paid and non-assessable.

Dividend Rights

Subject to the preferences, limitations and relative rights of holders of our Preferred Stock, the holders of Common Stock are entitled to share ratably in dividends if, when and as declared by our board of directors out of funds legally available therefor.

Voting Rights

Subject to the preferences, limitations and relative rights of holders of our Preferred Stock, the holders of Common Stock are entitled to one vote for each share held of record on all matters at all meetings of shareholders. New York Business Corporation Law (the “BCL”) provides that, unless a different vote is required by law, the Certificate of Incorporation or the By-laws, all matters, other than the election of directors, are to be decided by a majority of the votes cast. The BCL also provides that directors are to be elected by a plurality of votes cast.

Liquidation Rights

Subject to the preferences, limitations and relative rights of holders of our Preferred Stock, the holders of Common Stock are entitled, in the event of our liquidation, dissolution or winding-up, to share ratably in the distribution of assets remaining after payment of debts and expenses.

Absence of Other Rights

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Listing and Transfer Agent

The Common Stock is listed on the Nasdaq Stock Market (“Nasdaq”) under the trading symbol “RAND”. The transfer agent and registrar for our Common Stock is Continental Stock Transfer & Trust Company.

Anti-Takeover Effects of Our Certificate of Incorporation and By-laws

Our Certificate of Incorporation and By-laws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, some of which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they also give our board of directors the power to discourage acquisitions that some shareholders may favor.

Special Meetings of Shareholders

Our By-laws provide that special meetings of shareholders may only be called by the chairman of the board of directors, the president or a majority of the entire board of directors then in office.

Advance Notice Requirements for Shareholder Proposals

Our By-laws require advance notice procedures to be followed for shareholder proposals to be brought before an annual meeting of the shareholders, including the nomination of directors.

Blank Check Preferred Stock

Our Certificate of Incorporation authorizes our board of directors to designate and issue, without any further vote or action by the shareholders, shares of Preferred Stock at any time or from time to time in one or more series and, with respect to each such series, to establish the number of shares to be included in each such series, and to fix the designation, relative rights, preferences and limitations of the shares of each such series, including, but not limited to, the voting rights (if any) of the series and any other relative rights, preferences and limitations of that series. The ability to issue such Preferred Stock could discourage potential acquisition proposals and could delay or prevent a change in control.

Authorized but Unissued Shares.

Subject to the requirements of Nasdaq and other applicable law, including the Investment Company Act of 1940, as amended, our authorized but unissued shares of Common Stock may be available for future issuance without shareholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital and corporate acquisitions. The existence of authorized but unissued shares of Common Stock could render more difficult or discourage an attempt to obtain control of us by means of a tender offer, takeover attempt or otherwise.

New York Anti-Takeover Statute

We are subject to Section 912 of the BCL. Accordingly, we may not engage in a business combination, such as a merger, consolidation, recapitalization, asset sale or disposition of stock, with any “interested shareholder” for a period of five years from the date that the interested shareholder first became an interested shareholder unless certain conditions are met.